Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Tel: (310) 208-1182
Fax: (310) 208-1154

May 24, 2010

FILED EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jay Williamson, Division of Corporation Finance

Re:	VLOV, Inc. Registration Statement on Form S-1 File No. 333-163803 Filed December 17, 2009 Form 10-K For Fiscal Year Ended November 30, 2008 File No. 000-53155

Dear Mr. Williamson:

On behalf of VLOV, Inc. (the “Company” or “VLOV”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated January 15, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), containing revisions that have been made in response to the Staff’s comments.

Form S-1, filed December 17, 2009

General

1.
We note that the prospectus includes 174,500 shares of common stock issued in connection with a bridge financing related to your February 13, 2009 share exchange transaction with Peng Xiang Peng Fei Investments, Limited ("PXPF").

Please tell us the terms of this bridge financing agreement and how you considered its impact on your pro forma financial statements filed with your February 13, 2009 and May 4, 2009 Forms 8-K. Also tell us if there is any continuing impact of this agreement that is recorded in your September 30, 2009 consolidated financial statements and, if so, tell us the line item(s) where it is recorded.

Response: On June 11, 2008, Korea Jinduren (now called HK Dong Rong) entered into a bridge loan and financing agreement (“Bridge Loan Agreement”) with Pope Investments II LLC (“Pope”), Ancora Greater China Fund, LP (“Ancora,” and with Pope, collectively the “Bridge Loan Investors”) and MMH Group LLC (“MMH”). Under the Bridge Loan Agreement, the Bridge Loan Investors agreed to loan Korea Jinduren the sum of $550,000 (the “Bridge Loan”) for payment of professional fees and expenses incurred in connection with the Exchange Transaction. In return, the Bridge Loan Investors would be repaid the Bridge Loan and received 174,500 shares of our common stock (the “Bridge Loan Shares”) on or after October 1, 2009, and only upon the completion of a financing. The Bridge Loan Shares were issued at the closing of the Exchange Transaction and have therefore been reflected in the number of our outstanding common shares since such time. Both the Bridge Loan and the Bridge Loan Shares were placed in a third-party escrow account, and payments were made from such account as fees and expenses were incurred, and the Bridge Loan Shares held in escrow until their release to the Bridge Loan Investors was required. On October 28, 2009, the entire amount of the Bridge Loan paid out for fees and expenses was repaid, and the balance of the Bridge Loan remaining in escrow, if any, returned to the Bridge Loan Investors. The Bridge Loan Shares were released to the Bridge Loan Investors on December 28, 2009 and on March 15, 2010.

The Bridge Loan was not recorded at December 31, 2008 because repayment obligation did not exist at such time, since repayment would only occur on or after October 1, 2009 and only upon the completion of a financing. Therefore, the Company did not consider the shares issued in connection with the Bridge Loan in the pro forma financials included with its current reports on Form 8-K filed on February 13, 2009 and May 4, 2009. The shares issued as part of the Bridge Loan are included as part of the “Sale of common stock and warrants” during the year ended December 31, 2009.

2.
We note your preferred shares and common shares financing transactions disclosed on pages 31-33. We believe that disclosure of pro forma information for these transactions would be material to investors and should be presented pursuant to Rule 8-05 of Regulation S-X. Please revise to provide pro forma information for these transactions and consider the guidance in Article 11 of Regulation S-X when preparing this information.

Response: The Company’s financial statements for the year ended December 31, 2009 included with its annual report on Form 10-K filed on April 15, 2010, include the preferred shares and common shares financing transactions as previously disclosed on page 31-33 of the Registration Statement, and therefore the Company believes that it is not necessary to show pro forma information as its financial statements now reflect these financing transactions.

Prospectus Summary, page 1

3.
We note that you conduct your business through contractual arrangements with Yinglin Jinduren and that you consolidate Yinglin Jinduren's results. Please revise here and Business to clarify the material terms governing your relationship with Yinglin Jinduren.  For example, although it appears quarterly income from Yinglin Jinduren is transferred to you, it is unclear what would happen if Yinglin Jinduren experienced net losses. It is also unclear what financial support you have given, or are obligated to give under your arrangement with Yinglin Jinduren, and what assets or activities, if any, you have outside this relationship.

Response: The Company has revised its disclosures accordingly, as reflected on pages 1 and 29-30 of Amendment No. 1.

Risk Factor, page 3

4.
Please expand upon your risk factor "Our business could suffer from the financial instability of our distributors" to address the impact a distributor's financial instability could have on its orders with you and the impact this would have on your revenues.

Response: The Company has revised its disclosures accordingly, as reflected on pages 6-7 of Amendment No. 1.

5.
On page six you indicate that your three largest distributors accounted for 43% of your sales. Footnote 12 to your financial statements for this period indicates two additional customers accounting for over 10% of your sales each. It is unclear why this risk factor presents the top three customers instead of the top five. Please advise or revise.

Response: The Company has revised its disclosures accordingly so that the risk factor includes all four distributors that each accounted for over 10% of the Company’s sales for the year ended December 31, 2009 per Footnote 18 of the Company’s financial statements for such period.

6.
Please update your page seven risk factor "We will be required to evaluate our internal controls ..." In this regard it appears appropriate to discuss the challenges of implementing controls for an operating company when the internal controls likely had been geared towards the business of a shell company.

Response: The Company has revised its disclosures accordingly with the inclusion of the following risk factors:

“We will incur increased costs as a result of being a public company” on page 7 of Amendment No. 1;

“The relative lack of public company experience of our management team may put us at a competitive disadvantage” on page 11 of Amendment No. 1;

“Legislative actions, higher insurance costs and potential new accounting pronouncements may impact our future financial position and results of operations” on page 13 of Amendment No. 1; and

“If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent material misstatements” on page 13 of Amendment No. 1.

7.
We note the reference on page 8 to the advice of your PRC counsel. Similarly on page 29 you indicate that your contractual arrangements with Yinglin Jinduren "constitute valid and binding obligations." It is unclear whether these statements are covered by an opinion of counsel. If so, please file the opinion and consent or advise.

Response: The Company has filed a copy of the legal opinion of Allbright Law Office, the Company’s PRC counsel, as Exhibit 99.1, and the consent thereto as Exhibit 23.3 to Amendment No. 1.

8.
We note your statement on page 11 that "a significant portion of your financial assets are denominated in U.S. dollars." Please revise, here and potentially in your Management's Discussion and Analysis, to clarify the amount of U.S. denominated currency you have, and where it is located.

Response: The Company has revised its disclosures to properly reflect that a significant portion of its financial assets are denominated in RMB, as reflected on page 11 of Amendment No. 1.

Selling Security Holders, page 14

9.
We note your statement on page 14 that except as indicated in the footnotes no selling shareholder is a registered broker-dealer or affiliate of a broker dealer. It was unclear whether any selling shareholder was identified in the footnotes. Please revise to clarify whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. If not, state so.

Response: The Company has revised its disclosures to identify Gilford Securities, Inc. (“Gilford”) as a registered broker-dealer, as reflected on page 26 of Amendment No. 1. Based on information provided to the Company by the selling shareholders, none of the selling shareholders (other than Gilford) is a registered broker-dealer or affiliate of a broker-dealer.

10.
With a view to disclosure, please advise us if Gilford Securities is a broker dealer or aff1liate of a broker dealer. We also note the statement on page 27 that "any broker-dealers or agents that are involved in selling the shares may be deemed to be 'underwriters.'" We may have further comment.

Response: Gilford is a broker-dealer based on information it provided to the Company. The Company has revised its disclosures to identify Gilford as such, as reflected on page 26 of Amendment No. 1

Plan of Distribution, page 27

11.
Please revise to provide a brief background discussion of the three financing transactions covered by this resale registration statement and identify the parties and material terms of the transactions.

Response: The Company has revised its disclosures accordingly as reflected on page 27 of Amendment No. 1.

Business, page 28

12.
Please revise your discussion under History and Corporate Structure to briefly describe your status prior to the February 13, 2009 share exchange agreement. Also, revise to indicate the total number of your shares outstanding immediately prior to the issuance of the exchange shares as well as the names of your control person(s) at that time. In this regard we note your Schedule 14F-l filed on September 9, 2008 indicating that MMH Group, LLC acquired approximately 91% of your shares pursuant to an agreement dated August 1, 2008.

Response: The Company has revised its disclosures accordingly as reflected on page 29 of Amendment No. 1.

13.	Please revise to briefly address if and why you are required to conduct your operations through contractual relationships instead of owning equity interests in the operating entities.

Response: The Company has revised its disclosures accordingly as reflected on page 29 of Amendment No. 1.

14.
Please revise to clarify how you generate revenues and incur expenses.  In this regard, it is unclear to what extent Yinglin Jinduren manufactures and distributes products, or whether third parties conduct a significant amount of these operations.

Response: The Company has revised its disclosures accordingly in the sections entitled “Our Distribution Channel and Customers,” “Our Suppliers and Manufacturers,” “Our Sales and Marketing” and “Logistics and Inventory” in Amendment No. 1.

15.
We note the references on page 30 to pledged shares and an option agreement for the benefit of Korea Jinduren, a non-PRC entity. We also note the qualification “to the extent permitted by Chinese law." It is unclear to what extent you or your subsidiary would be able to acquire securities or vote them in light of restrictions on foreign ownership.  Please revise to clarify any uncertainty involved in your ability to act on contractual provisions that could transfer shares or options to you.

Response: The Company has revised its risk factor entitled “We conduct our business through Yinglin Jinduren by means of contractual arrangements. If the Chinese government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected. If the PRC regulatory bodies determine that the agreements that establish the structure for operating our business in China do not comply with PRC regulatory restrictions on foreign investment, we could be subject to severe penalties. In addition, changes in such Chinese laws and regulations may materially and adversely affect our business” on page 8 of Amendment No. 1.

16.
We note the description of the consulting services agreement on page 29 that provides you the ability to receive the net income of Yinglin Jinduren. It was unclear how net income was calculated pursuant to this agreement or how you monitor compliance with this provision and resolve disputes related to it. Please revise or advise.

Response: The Company has revised its disclosures accordingly as reflected on page 29 of Amendment No. 1.

17.
Please revise your discussion under Government Regulations to tailor it to your business and explain the impact such regulations have on your business. For example, on page 38 you indicate that revised M&A Regulations require certain classes of companies to obtain government approval prior to trading or listing their securities on an overseas exchange without clarify how the regulation applies to you and what it means for investors.

Response: The Company has revised its disclosures accordingly as reflected on pages 36-38 of Amendment No. 1.

18.	Either here or in an appropriate section, please provide all of the disclosure set forth in Item 101(g) of Regulation S-K since your officers and directors reside within China.

Response: The Company has revised its disclosures accordingly in the “Risk Factors” section, specifically under the following headings:

“Management members of Yinglin Jinduren have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse” on page 9 of Amendment No. 1; and

“You may experience difficulties in effecting service of legal process, enforcing foreign judgment or bringing original actions in China based on United States or other foreign laws against us or our management” on page 9 of Amendment No. 1.

Additionally, the Company has previously included the following risk factors in the Registration Statement, which are also included in Amendment No. 1:

“Because our assets are located overseas, shareholders may not receive distributions that they would otherwise be entitled to if we were declared bankrupt or insolvent” on page 10 of Amendment No. 1; and

“You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because our subsidiaries are incorporated in non-U.S. jurisdictions, we conduct substantially all of our operations in China, and all of our officers reside outside the United States” on page 10 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

19.
In reviewing your discussion, it is unclear how management evaluates the business and its financial results. Accordingly, we ask you to consider providing a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations with particular emphasis on how management evaluates the business. For example, how have recent economic events impacted your business and customers? For additional guidance please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Response:  The Company has revised its disclosures accordingly as reflected on pages 42-43 of Amendment No. 1.

20.
In addition, your discussion of the results of operations does not go into much detail and it is difficult to understand the trends and events that have impacted the company's operations.  Additional discussion is warranted. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results. Please revise or advise.

Response: The Company has revised its disclosures accordingly as reflected on pages 44-49 of Amendment No. 1.

21.
We note statements in the first risk factor on page three indicating that in China you ''have experienced a slowdown in customer traffic and a highly promotional environment where retailers compete fiercely for dwindling business" and that customers have responded to uncertainty by reducing inventories and cancelling orders. It appears that these trends and the impact that they have had on your results should be discussed in your Management's Discussion and Analysis. Please advise or revise.

Response: The risk factors assumed what could happen to the Company on a worst case scenario basis. The economy of China in 2009 saw higher growth rates when compared to other countries.  China’s GDP increased by 8.7% in 2009 and the Company’s distributors saw this benefit.

Results of Operations, page 43

22.	On page 47 you indicate that you modified your focus from outsourcing to OEM manufacturing. It was unclear what you mean by this statement and the reference to OEM. Please revise.

Response: The Company has revised its disclosures in the section entitled “Our Suppliers and Manufacturers” on page 34 of Amendment No. 1 to explain OEM manufacturing and the Company’s shift of focus to such form of manufacturing.

Liquidity and Capital Resources, page 49

23.	Please revise to disclose your cash balance as of the most recent practicable date.

Response: The discussion on page 49 of Amendment No. 1 reflects the Company’s cash balance as of May 10, 2010.

24.
On page 49 you indicate that you paid dividends to the private shareholders in connection with the exchange transaction. To the extent material, please revise to disclose the value of these dividend payments for all required periods.

Response: The Company has revised its disclosures accordingly as reflected on page 49 of Amendment No. 1.

Contractual Obligations and Off-Balance Sheet Arrangements, page 50

25.
We note your statement on page 30 that under the operating agreement you agreed to "guarantee the performance of Yinglin Jinduren under any agreements or arrangements relating to [its] business arrangements with any third party." Please tell us how you considered Item 303(a)(4) of Regulation S-K in determining whether this guarantee represents an off-balance sheet arrangement that has or is reasonably likely to have a current or future effect on your financial condition and revise your discussion and analysis accordingly to address the current scope of these guarantees and your potential obligations.

Response: The Company has expanded its disclosures as follows:

“Under the operating agreement between our subsidiary HK Dong Rong and our variable interest entity Yinglin Jinduren, it was agreed that, if any guarantee for the performance of Yinglin Jinduren for any contract or loan was required, HK Dong Rong would agree to provide such guarantee.  To date, no such guarantees have been provided. The Company has not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not use off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure nor do we maintain any other off-balance sheet arrangements for the purpose of credit enhancement, hedging transactions, or other financial or investment purposes. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.”

As the Company accounts for all of Yinglin Jinduren’s activities in its financial statements on a consolidated basis, the Company does not believe that Item 303(a)(4) of Regulation S-K applies as this relates to arrangements that would not be included in a financial statement.

26.
We note on page 40 that your Xiamen office property lease agreement has monthly lease payments of RMB 39,902 and expires on October 8, 2012. Please revise your contractual obligations table to also include this lease or explain to us why you do not believe such disclosure is required. Also revise your Lease Commitments footnote on pages F-12 and F-27, accordingly.

Response:  The Company has revised its disclosures accordingly as reflected on page 50 of Amendment No. 1.

Section 16(a) of the Exchange Act, page 53

27.	Please revise your disclosure to include information for 10% security holders.

Response: The Company has revised its disclosures accordingly as reflected on page 53 of Amendment No. 1.

Executive Compensation, page 53

28.	As necessary, please update your disclosure responsive to Item 402(m) of Regulation S-K to reflect 2009.

Response: The Company has revised its disclosures accordingly as reflected on page 53 of Amendment No. 1.

29.
We note the reference in footnote one on page 53 that Mr. Wu's compensation was paid by Yinglin Jinduren. Please revise your discussion of executive compensation to include any and all direct or indirect compensation paid to your named executive officers.

Response: The Company has revised its disclosures accordingly as reflected on page 53 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 56

30.
Please revise to identify and provide the Item 404 disclosure for related transactions. For example, you do not address the contractual arrangements between Korea Jinduren and Yinglin Jinduren, for which Mr. Zheng serves as the Chief Financial Officer and of which Mr. Wu is a director and founder. We also note references to a license agreement with Mr. Wu. Please revise to identify all related transactions, disclose the material terms, and explain the basis on which the person is a related person.

Response: The Company has revised its disclosures accordingly as reflected on page 57 of Amendment No. 1.

31.
We note the disclosure about the bridge loan financing agreement on June 11, 2008 between Korea Jinduren. Pope Investments, Ancora Greater China Fund and MMH Group LLC. Please revise to address all material terms associated with this financing. In this regard, it is unclear if these entities had or subsequently acquired your securities apart from the 174,500 received as part of the bridge financing. We also note disclosure in your Schedule 14F-1 filed on September 9, 2008 suggesting that MMH Group, LLC entered into an agreement on August 1, 2008 to acquire 10,000,000 shares of your stock (approximately 91%) from Bradley Miller and then resold such shares to Ancora Greater China Fund and Pope Investments. It is also unclear if Michael Hayden is affiliated with MMH Group LLC. Please advise us if these persons are promoters. We may have further comment.

Response: The Company has revised its disclosures accordingly as reflected on page 57 of Amendment No. 1. The Company does not believe that Pope Investments, Ancora Greater China Fund and MMH Group LLC are “promoters” as such term is defined in Rule 1-02 of Regulation S-X.

32.
Also, we note the $440,000 in proceeds from debt financing disclosed on page F-4 regarding the nine month period ended September 30, 2009. However, you also disclose bridge financing of $550,000. Please revise or advise.

Response: The $440,000 in proceeds from debt financing disclosed on Page F-4 are from two bank loans, disclosed as bank loan 2 and bank loan 3 in Note 8 on Page F-11, and are not related to the bridge financing.

33.	Please revise to disclose the natural persons who are the controlling equity owners of Yinglin Jinduren.

Response: The Company has revised its disclosures accordingly, as reflected on pages 9, 31, 42, 43 and 57 of Amendment No. 1.

34.
We note the bridge loan and financing agreement that Korea Jinduren entered into on June 11, 2008 and, that the bridge loan was repaid in full on October 28, 2009. Please tell us what line item this loan is recorded in on your December 31, 2008 and September 30, 2009 consolidated balance sheets. If the loan is not recorded at December 31, 2008 and September 30, 2009, please explain to us why it is not recorded.

Response: The bridge loan was not recorded at December 31, 2008 and September 30, 2009 because under the terms of the bridge loan and financing agreement, Korea Jinduren’s repayment obligation begins on October 1, 2009 and only after the completion of a financing.  The Company has revised its disclosures of the bridge loan on page 57 of Amendment No. 1 accordingly.

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 59

35.
It appears to us that the certain stock prices in your quarterly high and low bid information table have not been adjusted to reflect the 1- for-l 00 reverse stock split effected January 12, 2009. Please revise as necessary or explain to us why you believe a revision is not required.

Response: The Company has revised its disclosures accordingly, as reflected on page 61 of Amendment No. 1.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 60

36.	Please revise the disclosure in this section to provide more condensed summary disclosure of the material provisions of the Nevada statutes and your bylaws.

Response: The Company has revised its disclosures accordingly, as reflected on page 61 of Amendment No. 1.

Consolidated Financial Statements, page F-l

Notes to Consolidated Financial Statements (unaudited), page F-4

1. Organization, page F-4

37.
We note that contractual arrangements obligate Korea Jinduren to absorb a majority of the risk of loss from the activities of Yinglin Jinduren, a VIE, and you disclose on page 1 that you consolidate Yinglin Jinduren's results, assets and liabilities in your financial statements because you are the primary beneficiary. Please provide us with your analysis of FASB ASC 810 (FIN 46R), which supports your conclusion that you satisfy the consolidation requirements under these contractual arrangements. At a minimum, your analysis should:

a.	Identify which of the conditions in FASB ASC 810-10-15-14 (paragraph 5 of FIN 46R) that Yinglin Jinduren meets and include the basis to support your determination;

b.	Explain how you determined that you have a variable interest in Yinglin Jinduren, as defined in the FASB ASC Master Glossary (paragraph 2(c) of FIN 46R);

c.
Include your calculation that demonstrates the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders, pursuant to FASB ASC 810-10-25-45 and 25-46 (paragraphs 9 and 10 of FIN 46R); and

d.
Include your calculation that demonstrates you will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual return, or both, to support your conclusion that you are the primary beneficiary pursuant to FASB ASC 810-10- 25-38 (paragraph 14). Refer to the illustrations in FASB ASC 810-10-55-42 to 55-49 (Appendix A of FlN 46R).

Response: The Company has expanded its disclosures in Note 1 to the financial statements for the year ended December 31, 2009, to reflect how the contractual arrangements obligate the Company to absorb all of the risk of loss and receive the Yinglin Jinduren expected residual returns and the basis for concluding that Yinglin Jinduren is a variable interest entity, as follows:

On December 28, 2005, Korea Jinduren (HK Dong Rong) entered a series of contractual arrangements (the “Contractual Arrangements”) with Yinglin Jinduren and Yinglin Jinduren’s shareholders by which Korea Jinduren effectively took over management of the Yinglin Jinduren’s business activities. The Contractual Arrangements are comprised of a series of agreements, including:

(a)
Exclusive Consulting Services Agreement, through which Korea Jinduren will provide exclusive consulting and services to Yinglin Jinduren for an annual fee in the amount of HJ’s Groups yearly net income after tax. The Company has the right to receive the expected residual gains of the Yinglin Jinduren. There is no cap on the expected residual gains within the Yinglin Jinduren’s contractual relationship with Korea Jinduren. The Company is obligated to absorb the expected losses of the Yinglin Jinduren. The Company is not protected from the expected losses and is not guaranteed a return by Yinglin Jinduren or by other parties involved with the Yinglin Jinduren.

(b)
Equity Pledge Agreement. Yinglin Jinduren’s shareholders pledged their rights, title and equity interest in Yinglin Jinduren as security for Korea Jinduren to collect consulting and services fees provided Korea Jinduren.

(c)
Operating Agreement, through which Korea Jinduren has exclusive authority of all decision-making of ongoing major operations, including establishing compensation levels and hiring and firing of key personnel. In order to ensure Yinglin Jinduren’s normal operation, Korea Jinduren agrees to act as the guarantor and provide full guarantee for Yinglin Jinduren in entering and performing contracts, agreements or transactions in association with Yinglin Jinduren’s operation between Yinglin Jinduren and any other third parties. As a counter guarantee, Yinglin Jinduren agrees to mortgage all of its assets including receivables which have not been mortgaged to any third parties at the execution date of this agreement to Korea Jinduren.

(d)
Proxy Agreement, signed by Yinglin Jinduren’s shareholders which authorizes the individuals appointed by Korea Jinduren to exercise all of their respective voting rights as a shareholder Yinglin Jinduren’s shareholder meetings.

(e)	Option Agreement, through which Yinglin Jinduren’s shareholders granted Korea Jinduren the exclusive right and option to acquire all of their equity interests Yinglin Jinduren.

The term of these agreements is for the maximum amount of time permitted by law, and may be extended only if Korea Jinduren gives its written consent of the extension. The parties shall, through negotiations, determine the extension term, if any. During the term, Yinglin Jinduren may not terminate the agreements except in the case of gross negligence, fraud or other illegal acts or bankruptcy of Korea Jinduren.  Notwithstanding the foregoing, Korea Jinduren may terminate the agreement at any time with a written notice to Yinglin Jinduren at any time. Additionally, without Korea Jinduren’s prior written consent, Yinglin Jinduren shall not assign or otherwise transfer its rights and obligations under the agreements. Subject to compliance with the Laws of China, Korea Jinduren may assign the agreements to any affiliate or any other designated entity without the prior consent of Yinglin Jinduren.

Through Yinglin Jinduren, Korea Jinduren operates and controls Yinglin Jinduren through the Contractual Arrangements. Korea Jinduren utilized the Contractual Arrangements to gain control the operations of Yinglin Jinduren, instead of acquiring Yinglin Jinduren outright, due to : (i) new PRC laws governing share exchange transactions with foreign entities, effective since September 8, 2006, make the consequences of such acquisitions uncertain and (ii) other than by share exchange transactions, PRC laws require Yinglin Jinduren to be acquired for cash, and Korea Jinduren was not able to raise sufficient funds to pay the fully appraised value for Yinglin Jinduren’s assets or shares as required under PRC laws.

Pursuant to FASB ASC 810-10-25-45 and 25-46 (paragraphs 9 and 10 of FIN 46R), Korea Jinduren’s equity investment equivalent (through the agreements previously in this response) of Yinglin Jinduren is all at risk, represents 100% of Yinglin Jinduren’s total assets and we therefore meet the criteria set forth under FASB ASC 810-25-45 which sets forth that an equity investment at risk of less than 10% of the entities total assets shall not be considered to be sufficient for consolidation as a variable interest entity.

Pursuant to ASC 810-10-25-38, under our exclusive consulting services agreement whereby Korea Jinduren provides exclusive consulting and services to Yinglin Jinduren, the Company will absorb 100% of losses of Yinglin Jinduren and the Company is not protected from the expected losses of Yinglin Jinduren. Additionally, there is no cap on the residual expected gains within Yinglin Jinduren’s contractual relationship with Korea Jinduren. Since the Company will absorb all losses and receive all gains, the Company is therefore consolidating all activity with Korea Jinduren and Yinglin Jinduren as variable interest entities.

38.
We note that the legal ownership of Yinglin Jinduren is not held by the Company or one of its subsidiaries. Please tell us who owns Yinglin Jinduren and explain to us how you considered FASB ASC 810-10-45 in presenting noncontrolling interests in your financial statements. In your response, describe to us the rights and privileges of the equity holders of Yinglin Jinduren.

Response: As reflected in its revised disclosures in Amendment No. 1, Mr. Qingqing Wu and Mr. Zhifan Wu are the owners of Yinglin Jinduren. The Company believes that the equity investors in Yinglin Jinduren do not have the characteristics of a controlling financial interest, and that the Company is the primary beneficiary of the operations and residual returns of Yinglin Jinduren and, in the event of losses, would be required to absorb a majority of such losses. Accordingly, the Company consolidates Yinglin Jinduren’s results, assets and liabilities in the accompanying financial statements. Due to the contractual arrangements, the net income and interest allocable to the noncontrolling interest is zero.

39.
We note on page F-19 that, during the term of the agreement, Yinglin Jinduren shall pay to Korea Jinduren a consulting services fee each quarter, equal to all of Yinglin Jinduren's net income for such quarter. Please tell us what would occur under the Consulting Services Agreement in the event that Yinglin Jinduren incurs a quarterly net loss.

Response: Under the consulting services agreement, Yinglin Jinduren’s payment obligations is only to the extent that it has net income, the entire amount of which is deemed to constitute the consulting services fee payable to Korea Jinduren. Thus, should Yinglin Jinduren incur a quarterly net loss, there would be no consulting services fee payable to Korea Jinduren for such quarter.

The Company has revised its disclosures to include the foregoing, as reflected on page F-5 and F-24 of Amendment No. 1.

2. Summary of Significant Accounting Policies, page F-5

(c) Revenue Recognition, page F-5

40.
We note on page 36 that the majority of your products are made by contract factories that ship finished goods directly to your distributors after final quality inspections and, as a result, you experienced a significant drop in inventory of finished goods beginning in September 2008. Please tell us if you report revenue from the sale of such products on a gross or net basis, pursuant to FASB ASC 605-45 (EITF 99-19), and provide us with your analysis of each factor or indicator you considered to arrive at your conclusion. Also revise to separately disclose your revenue recognition policy for products made by contract factories that ship finished goods directly to your distributors after final quality inspections.

Response: The Company reports the sales from distributors on a gross basis. Pursuant to FASB ASC 605-45:

The Company acts as a principal to the transaction. The Company contracts directly with the third party manufacturers (“TPM”) to manufacture according to its design specifications. After contracting with the manufacturers, the Company takes orders from its distributors and then has its TPM manufacture accordingly.

The Company takes title to its products once its TPM has completed manufacturing the Company’s products.

The Company has the risk of loss once the TPM completes the products, but prior to the products being picked up by the distributors. The Company is also responsible for collection from its distributors and returns (when applicable)

Based on the foregoing factors, the Company does not believe that it performs these services as an agent or broker and therefore records its sales on a gross basis.

The Company has updated its footnotes to reflect the following:

A majority of the Company’s products are manufactured on its behalf by third parties, based on orders for the Company’s products received from customers. The Company is responsible for product design, product specification, pricing to the customer, the choice of third-party manufacturer, product quality and credit risk associated with the customer receivable. As such, the Company acts as a principal and records revenues on a gross basis.

The Company recognizes revenues when (a) the price to the customer is fixed or determinable, (b) persuasive evidence of an arrangement exists, (c) delivery has occurred and (d) collectability of the resulting receivable is reasonably assured. Revenue from the sales of goods is recognized on the transfer of significant risks and rewards of ownership, which generally coincides with the time when the goods are delivered and the title has passed to the customer. Revenue excludes value-added tax and is stated after deduction of trade discounts and allowances.

41.
We note that you recognize revenue when goods are delivered. Please clarify whether delivery occurs upon transfer to the distributor or to the end-user. If delivery occurs upon transfer to the distributor, explain to us how that satisfied the delivery criterion within SAB Topic 13:A.l. Tell us the amount of sales returns that you have accepted during 2009, 2008, and 2007.

Response: The Company subcontracts with various third parties manufacturers (“TPM”) to manufacture its products. The TPM delivers the finished products to the distributors. The distributors assume title and risk of loss once the products are delivered by the TPM. The Company recognizes revenue once the TPM delivers the Company’s products to the distributor.

From 2007 to 2009, the distributors were given sales discounts and allowances of approximately $402,000, $510,000 and $623,000, respectively.

7. Related Party Transactions, page F-11

42.	We note on page 36 that you have licensed four trademarks from your CEO, Mr. Qingqing Wu. Please advise us of the following with respect to the terms of the trademark license agreements with your CEO:

a.	Tell us whether you have paid or will pay any consideration for these agreements and, if so, the amount paid or to be paid;

b.
Tell us whether you have any contractual obligations, such as minimum royalty payments that are due under the agreements and, if so, revise to disclose pursuant to Item 303(a)(5) of Regulation S-K; and

c.
Tell us if you reasonably expect there will be any future material favorable or unfavorable impact on your income from continuing operations pursuant to the terms of the trademark license agreements and, if so, revise to disclose such impact pursuant to Item 303(a)(3)(ii) of Regulation S-K.

Response: Under the terms of the trademark licensing contracts, Mr. Qingqing Wu has licensed the four trademarks for no consideration. Accordingly, there are no contractual obligations such as minimum royalty payments due under these agreements.

The Company does not believe that there will be any future material favorable or unfavorable impact. The Company has added the following language to our footnotes concerning related parties:

To date, the Company has not utilized the trademarks licensed from Mr. Wu, who is in the process of transferring these trademarks to the Company. Costs associated with these trademarks are not significant.

8. Income Taxes, page F-11

43.
We note that your income tax provision for the nine months ended September 30, 2009 included an additional income tax for the year ended 2008 because of a change in management's estimate of the tax liability for 2008 based on information that became available during 2009. Please tell us the amount you recorded as additional income tax recorded for the year ended 2008 in your income tax provision for the nine months ended September 30, 2009. Also tell us what information became available during 2009 that caused a change in managements estimate of the tax liability for 2008, and further explain to us the reasons you recorded the additional income tax.

Response: The additional amount recorded as income tax for the year ended December 31, 2008 was RMB 1,187,903.50. The difference resulted from an under accrual for income tax. Once the tax assessment for 2008 was finalized in 2009, the Company adjusted its income tax expense to the actual amount paid.

16. Subsequent Events, page F-13

44.	Please tell us how you considered the preferred shares and common shares financing transactions disclosed on pages 31-33 in disclosing subsequent events.

Response: The preferred shares and common shares financing transactions are reflected in the Company’s December 31, 2009 financial statements.

Report of Independent Registered Public Accounting Firm, page F-14

45.
We note that your auditors are located in California. It appears that all of your assets, liabilities, revenues and expenses relate to operations located in the People's Republic of China (PRC). Please tell us how the audit of the operations in the PRC, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

a.
Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

b.	Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the PRC.

Response: The Company’s financial statements for each of the three years ended December 31, 2009 include audit opinions of Crowe Horwath LLP (“Crowe”).  Crowe is an independent member of Crowe Horwath International (“CHI”), a global organization of accounting firms, and Crowe was a member.

Crowe is an accounting firm located in California (with 24 other offices located in the United States) and is registered with the Public Company Accounting Oversight Board (“PCAOB”). Several of Crowe’s audit personnel assigned to the audit engagements speak and write Chinese fluently.

Crowe’s CHI affiliate in Hong Kong was Shu Lun Pan Horwath Hong Kong CPA Limited (“HHK”).  In May 2009, HHK left the CHI network and became part of BDO Limited Hong Kong (BDOHK). Crowe operated with a standing agreement with HHK and BDOHK to supply personnel on a contractor basis to perform audit field work and provide other supporting functions for Crowe’s audit engagements under the direction of and in conjunction with Crowe personnel. Both HHK and BDOHK are registered with the PCAOB and has over 200 and 400 audit staff members respectively.  A staff of approximately 6-8 HHK/BDOHK professionals (staff to partner) are dedicated principally to assist in and support the audit engagements conducted by Crowe.

For the conduct of audits of its China-based clients, Crowe adopted the CHI audit methodology.  A staff of audit professionals from HHK/BDOHK who are dedicated to collaborate with Crowe on the China-based engagements also received in-depth training of the CHI audit methodology from CHI’s technical team in its New York headquarters. The HHK/BDOHK personnel also continually received support from Crowe regarding matters of US GAAP, US GAAS and PCAOB auditing standards.  Therefore, on the basis of training provided, Crowe has assessed that the HHK/BDOHK personnel have sufficient knowledge of US GAAP, US GAAS and PCAOB auditing standards.

In conduct of the China-based audits, Crowe developed the audit plan, approved materiality limits, led the risk assessment and identification of key audit areas, and specified and approved audit programs and procedures to be performed by HHK/BDOHK’s audit personnel, including the extent of the testing.

Key members of Crowe (audit manager, signing partner and concurring partner) were involved in all phases of the audit engagements, including planning, field work monitoring, audit work paper review, and quality control.  The HHK/BDOHK personnel directly reported to the Crowe audit team on issues related to the audit work as issues arose.

During the normal course of the year, Crowe’s personnel frequently travel to China and  meet with the Company’s management and HHK/BDOHK personnel.  This ensures that Crowe obtains direct knowledge and understanding of the ongoing business and audit issues.

Consolidated Financial Statements of Peng Xiang Peng Fei Investments Limited, page F-15

46.
It appears that the historical stockholders' equity of Peng Xiang Peng Fei Investments Limited ("PXPF") for 2008 and 2007 do not reflect a retroactive change in capitalization as a result of the recapitalization described on page F-5. In this regard, the historical stockholders' equity of the accounting acquirer PXPF prior to the reverse acquisition would be using the exchange ratio to reflect the equivalent number of shares received in the acquisition, just prior to the acquisition, while also adjusting common stock and additional paid-in capital for any difference in pat value of the stock.

Response: The financials for Peng Xiang Peng Fei Investments Limited (“PXPF”) have been consolidated into and reflected on the Company’s December 31, 2009 and 2008 financial statements.

47.	In light of the recasting of the PXPF historical stockholders' equity, tell us how your auditors dated its audit opinion.

Response: Amendment No. 1 includes the financial statements for the year ended December 31, 2009, which presents the Company, including PXPF, on a consolidated basis, and the auditors have dated their audit opinion for such period accordingly.

Exhibits

48.	Please revise to file the agreements related to your February 13, 2009 and June 11, 2008 bridge financings, as well as the trademark and license agreements referenced on page 36, or advise.

Response: The Company notes that there was no bridge financing on February 13, 2009. The Company has filed a copy of the bridge loan and financing agreement as Exhibit 10.12 to its annual report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”), and trademark license contracts as Exhibits 10.13 to 10.16 to the 2009 10-K.

49.
Schedule 4.6 to Exhibit 2.1 included with the Form 8-K filed February 13, 2009 makes reference to several security purchase agreements entered into by the company. We were unable to locate these agreements. Please advise. Also, please expand your response to Item 15 to more fully address these sales.

Response: The Company has filed a form of these security purchase agreements as Exhibits 10.17 and 10.18 to the 2009 10-K. The Company notes that it has previously described these sales in the Registration Statement pursuant to Item 701 of Regulation S-K, which descriptions are also on page II-3 of Amendment No. 1.

Undertakings

50.	Please revise to provide the undertakings requested by Item 512 of Regulation S-K. Please note that these should be tailored to your offering and provided in exact form.

Response: The Company has revised accordingly as reflected on page II-3 – II-5 of Amendment No. 1.

Form 10-Q, for the three months ended March 31, 2009

Item 4T., page 9

51.
We note your statement on page 10 that there were no changes in your internal controls during the quarter ended March 31, 2009 that had materially affected or was reasonably likely to materially affect your internal controls over financial reporting. We further note that, prior to this Form 10-Q, the company was a shell company with no operations and different management. Please advise us what consideration management gave to its changed circumstances in making this statement.

Response: While VLOV was a private company prior to the share exchange transaction consummated in February 2009, it nevertheless had to prepare financial statements in accordance with GAAP in connection with the reporting of the share exchange transaction. Thus, the statement regarding changes in internal control is by the management of VLOV, who became management of the reporting company after the share exchange transaction, and is based on the internal control existing at VLOV before the share exchange transaction to March 31, 2009. During such time period, there was no change in internal control over financial reporting.

Form 10-K for the year ended November 30, 2008

52.
The cover page to your Form 10-K indicates that you are not required to file reports pursuant to Section 13 or 15(d). We note the company filed a Form 8-A on April 7, 2008 to register its shares under Section 12(g). Please advise.

Response: The Company notes that it is required to file reports pursuant to Section 13, and that the indication otherwise on the Form 10-K cover page was in error. The Company further notes further that the Form 10-K pertains primarily to Sino Charter, Inc. before the share exchange transaction with PXPF, and was prepared and filed by management of Sino Charter, Inc. who has resigned since the share exchange transaction.

Oral Comment from the Staff on May 10, 2010, regarding the difference in the par value of the Company’s common stock as reflected on the balance sheet included in the 2009 10-K as compared to that as reflected on the balance sheet as of September 30, 2009 included in the Registration Statement.

Response: The par value as reflected on the balance sheet as of December 31, 2009 is correct. The calculation of the par value common stock as of September 30, 2009 and December 30, 2008 was reflected incorrectly. Although the 160 value as of September 30, 2009 and 146 value as of December 31, 2008 are correct on an absolute dollar basis, these amounts were not rounded in thousands as the rest of the values on our financial statements. However, the total amount allocated between common stock-par and additional paid and capital, common stock is accurate. We will be reflecting the December 31, 2008 amount allocated to common stock - par correctly when showing comparative financial statements. The correct value should have been 1 for September 30, 2009 and 1 for December 31, 2008 as expressed in thousands, consistent with the other values on the balance sheet. As the total amount allocated to common stock is accurate (between common stock – par and additional paid in capital common stock) there is no material impact on our financial statements.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Francis Chen
Francis Chen, Esq.